Exhibit 99.1

Explanation of Responses:

On February 7, 2006, Borland Software Corporation, a Delaware corporation ("Borland"),
Segue Software, Inc., a Delaware corporation ("Segue"), and Beta Merger Sub, Inc., a
Delaware corporation and wholly owned subsidiary of Borland ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement").  Concurrently with the execution of the Merger Agreement, the Company entered into Voting Agreements
(the "Voting Agreements") with James H. Simons, Douglas Zacarro, John Levine, Howard
Morgan, Jyoti Prakash, Michael Sullivan and certain of their affiliates (the "Stockholders")
pursuant to which each Stockholder has agreed to vote such Stockholder's shares of Segue's
Common Stock, par value $0.01 (the "Segue Common Stock") (including shares of Segue Common
Stock acquired by such Stockholder after the date of the Merger Agreement) in favor of the
Merger Agreement and the transactions contemplated thereby, including the merger of Merger
Sub with and into Segue. The purpose of the Voting Agreements is to facilitate the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

By virtue of the Voting Agreements, Borland may be deemed to have acquired beneficial ownership of 2,574,048 shares of Segue Common Stock held by the Stockholders, which represents approximately 21.5% of the outstanding Segue Common Stock, based on 11,970,916 shares of Segue Common Stock outstanding as of the close of business on February 2, 2006, as represented by Segue in the Merger Agreement.  In addition, pursuant to the Voting
Agreements, Borland may be deemed to have beneficial ownership of an aggregate of 489,380 shares of Segue Common Stock underlying options held by the Stockholders, as provided by
Segue.

Pursuant to rule 16a-1(a)(4) of the Act, Borland states that this filing shall not be deemed an admission that Borland is, for purpose of Section 16 of the Act or otherwise, the beneficial owner of any shares of Segue Common Stock.